UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported):

January 30, 2026 (January 21, 2026)

Standard Dental Labs Inc.
(Exact name of issuer as specified in its Certificate of Formation)

Nevada	88-0411500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd #308, Orlando, FL 32801, USA
(Full mailing address of principal executive offices)

407-789-1923
(Issuer’s telephone number)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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Item 8. Certain Unregistered Sales of Equity Securities

On January 21, 2025, the Company closed a private placement of a convertible note of the Company to an investor with whom the Company had a pre-existing relationship. Pursuant to the private placement the Company issued $200,000 in principal amount of a convertible note of the Company (the “Convertible Note”) in consideration of payment by the investor to the Company of the cash purchase price of $200,000. Ninety (90) days following the date of issuance, the principal plus any accured and unpaid interest of the Convertible Note is convertible, in whole or in part, at the option of the holder into shares of common stock of the Company at a conversion price of $0.06 per share. The Convertible Notes were issued to the investor pursuant to Rule 506(b) of Regulation D under the Securities Act and Section 4(a)(2) thereof.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By:   /s/ James D. Brooks

      James D. Brooks

      President

Date:     January 30, 2026

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